Pricing Supplement No.107 Dated: June 22, 2006 Filed Pursuant to Rule 424(b)(3)

(To Prospectus dated June 8, 2006 and Prospectus Supplement dated June 13, 2006)

File No. 333-134864

CALCULATION OF REGISTRATION FEE

Class of securities offered	Medium-Term Senior Notes, Series C
Aggregate offering price	$1,200,000,000
Amount of registration fee	$128,400*

*The filing fee of $128,400 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

American Express Credit Corporation

Medium-Term Notes, Series C

Extendible Monthly Securities due 2011

The floating rate notes described in this pricing supplement, which we refer to as Extendible Monthly Securities (the “Notes”), will be issued as part of the series of Medium-Term Notes, Series C of American Express Credit Corporation (the “Company”). The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

During the notice period relating to each election date, you may elect to extend the maturity of all or any portion of the principal amount of your Notes so that the maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 20th calendar day of the month following such election date. However, if that 366th calendar day is not a Business Day, the maturity of your Notes will be extended to the immediately preceding Business Day. The election dates will be the 20th calendar day of each month from July 2006 to May 2010 inclusive, whether or not any such day is a Business Day.

You may elect to extend the maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth scheduled Business Day prior to the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business, New York City time, on the last Business Day in the notice period relating to the applicable election date. Upon delivery to the Trustee of a notice of election to extend the maturity of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period until 12:00 noon, New York City time, on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

If, with respect to any election date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Stated Maturity Date, or any later date to which the maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on the last Business Day of the applicable notice period. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

The Notes will bear interest from the Original Issue Date until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Spread applicable for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section called “Description of Debt Securities—Interest and Interest Rates” in the accompanying prospectus, subject to and as modified by the provisions described below.

The Notes will be issued in registered global form and will remain on deposit with the Depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business, New York City time, on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of the Depositary.

The Depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary. If the election date is not a Business Day, notice of your election to extend the maturity date of your Notes must be delivered to the Depositary by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

The Notes will initially be limited to $1,200,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate notes will be combined with this initial issuance of Notes.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Original Issue Date:	June 27, 2006

Initial Stated Maturity Date:	July 20, 2007, or if such day is not a Business Day, the immediately preceding Business Day.

Final Stated Maturity Date:	June 20, 2011, or if such day is not a Business Day, the immediately preceding Business Day.

Aggregate Principal Amount:	$1,200,000,000

Proceeds to Company on Original Issue:	$1,199,640,000

Interest Calculation:	☑ Regular Floating Rate ☐ Inverse Floating Rate ☐ Floating Rate/Fixed Interest Rate ☐ Fixed Interest Rate

Day Count Convention:	☑ Actual/360 ☐ 30/360 ☐ Actual/Actual

Interest Rate Basis:	☑ LIBOR ☐ EURIBOR ☐ Prime Rate ☐ Federal Funds Rate	☐ Commercial Paper Rate ☐ Treasury Rate ☐ CD Rate ☐ Other (See Attached)

Spread:	The table below indicates the applicable Spread for the Interest Reset Dates occurring during each of the indicated periods.

	For Interest Reset Dates occurring:	Spread:

	From the Original Issue Date to but excluding July 2007	Minus .03%

	From and including July 2007 to but excluding July 2008	Flat

	From and including July 2008 to but excluding July 2009	Plus .01%

	From and including July 2009 to but excluding July 2010	Plus .02%

	From and including July 2010 to but excluding June 2011	Plus .03%

Spread Multiplier:	N/A

Index Maturity:	One Month, except with respect to the Initial Interest Rate.

LIBOR Currency:	U.S. Dollars

Minimum Interest Rate:	N/A

Interest Payment Period:	Monthly. See also “Interest Payment Dates.”

Interest Payment Dates:

The 20th day of each month, commencing July 20, 2006. The final interest payment date for any Notes maturing prior to the Final Stated Maturity Date will be the relevant maturity date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such relevant maturity date to but excluding the maturity date.

Initial Interest Rate:

The Initial Interest Rate is a rate based upon an interpolation of two-week LIBOR and one-month LIBOR, determined two London business days prior to the original issue date, minus the applicable spread of .03%. The rate is 5.30183%

Initial Interest Reset Date:	July 20, 2006.

Interest Reset Dates:	The 20th day of each month, commencing July 20, 2006.

Interest Reset Periods:

The first interest reset period will be the period from and including July 20, 2006 to but excluding the immediately succeeding Interest Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final interest reset period for any Notes maturing prior to the Final Stated Maturity Date will be the period from and including the Interest Reset Date in the month immediately preceding the relevant maturity date of such Notes to the relevant maturity date.

Interest Determination Dates:	Two London Banking Days prior to the Interest Reset Dates.

Election Dates and Notice Periods:

The election date shall be the 20th calendar day of each month from July 2006 to May 2010 inclusive, whether or not such day is a Business Day. The notice period for each election date will begin on the fifth scheduled Business Day prior to but not including the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day.

Form:	The Notes are being issued in fully registered book-entry form.

Repayment at the Option of the Holder:	The Notes cannot be repaid prior to the relevant maturity date.

Redemption at the Option of the Company:	The Notes cannot be redeemed prior to the relevant maturity date.

Original Issue Discount:	N/A

Amortization Schedule:	N/A

Calculation Agent:	J.P. Morgan Trust Company, N.A.

Trustee:	J.P. Morgan Trust Company, N.A.

CUSIP No.:	025818 HB 4. New CUSIP numbers will be assigned to Notes maturing prior to the Final Stated Maturity Date.

Pricing Supplement Dated:	June 22, 2006

Plan of Distribution:

Offers to purchase the Notes are being solicited by Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation (together, the “Agents”), pursuant to an agency agreement, dated June 9, 2006 (the “Agreement”), between the Company and the agents party thereto, in the respective amounts set forth below at 100% of their aggregate principal amount. The Agents will receive a fee equal to 0.03% of the principal amount of the Notes.

	Agent	Principal Amount of the Notes
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$600,000,000
	RBC Capital Markets Corporation	$600,000,000
	Total	$1,200,000,000

	Pursuant to the Agreement, the obligations of the Agents are subject to certain conditions.

	The Company has agreed to indemnify the Agents against and to contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.

United States Federal Taxation:

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to a five-year debt instrument containing put options). However, under the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”), for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Because the Spread will periodically increase during the term of the Notes from an initial amount equal to minus 0.03% to an amount equal to plus 0.03%, under the OID Regulations, original holders of the Notes, as of the original issue date, would be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date in accordance with the procedures described above.

It is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes. In light of the foregoing and the fact that the spread will periodically increase during the term of the Notes, the Company believes it is likely that an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).

By purchasing the Notes, prospective investors agree to report the U.S. federal income tax consequences of their ownership of the Notes consistently with the foregoing discussion.

Under the treatment described above, the Notes will be treated as having been issued with de minimis original issue discount. Therefore, the Notes will not be treated as having been issued with original issue discount.

Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. However, because the Notes bear a variable interest rate that is reset monthly, the Company expects that the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event). Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue original issue discount income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. However, because the Notes bear a variable interest rate that is reset monthly, the Company expects that (i) the accrual of income at the comparable yield should not significantly alter the timing of income inclusion and (ii) the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event).

The foregoing is a summary of certain of the material U.S. federal income tax considerations applicable to an investment in the Notes and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.